Exhibit 99.1

CORPORACION AMERICA AIRPORTS ANNOUNCES 1Q18 YOY GROWTH OF 7.6% IN PASSENGER TRAFFIC AND 10.5%
IN REVENUES

Passenger traffic up 11.3% YoY in Argentina further supported by growth across most countries of operations

Luxembourg, May 22, 2018— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator based on the number of airports under management and the tenth largest private sector airport operator worldwide based on passenger traffic, reported today its unaudited, consolidated results for the three-month period ended March 31, 2018. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

First Quarter 2018 Highlights

▪	Revenues up 10.5% YoY to $390.9 million mainly driven by Argentina and Italy and to a lesser extent by Armenia and Uruguay

▪	Growth across key operating metrics:

▪	Passenger traffic up 7.6% YoY to 19.6 million;
▪	Cargo volume increased 14.3% to 98.6 thousand tons; and
▪	Aircraft movements rose 4.0% to 213.4 thousand

▪	Consolidated Adjusted EBITDA reached $ 136.8 million, up 12.5% YoY

CEO Message

Commenting on the first quarter 2018 results, Mr. Martin Eurnekian, CEO of Corporación América Airports, noted: “We are pleased with our performance in the quarter as we executed well across the organization which led to Ex-IFRIC Adjusted EBITDA margin expansion. Total passenger traffic increased almost 8% year-on-year and cargo was up 14%. Passenger traffic in Argentina, our core segment, rose over 11% in the period. This was further supported by solid growth across most of our countries of operations. We are also encouraged by the good traffic performance in Brazil as the economy continues to recover, with traffic up 2.4% year-on-year.

“When we look ahead to the rest of 2018, we are cautiously optimistic that we will generally see healthy dynamics and ongoing growth in our markets, although we expect slower domestic passenger traffic rates, principally in Argentina given the recent currency depreciation in the country. We anticipate this to be partially offset as the majority of our revenues in Argentina are dollar denominated.”

“We have a clear vision for growth. In particular, we aim to expand capacity in Argentina and Italy to absorb the expected passenger traffic growth, while in Brazil our focus is on driving higher commercial revenues and international flights at Brasilia airport. We remain focused on executing our investment plan to further strengthen our platform for long-term success while providing the best experience to passengers traveling through our airports. At the same time, we continue to evaluate new projects in our concessions, which we look forward to sharing with you as they materialize.”

Operating & Financial Highlights (In millions of U.S. dollars, unless otherwise noted)
	1Q18	1Q17	% Var
Passenger Traffic (Million Passengers)	19.6	18.3	7.6%
Revenue	390.9	353.7	10.5%
Aeronautical Revenues	204.8	187.1	9.5%
Non-Aeronautical Revenues	186.1	166.6	11.7%
Revenue excluding construction services	344.3	319.1	7.9%
Operating Income	109.6	95.2	15.2%
Operating Margin	28.0%	26.9%	113 bps
Net Income Attributable to Owners of the Parent	26.5	32.5	-18.4%
EPS (US$)	0.17	0.22	-22.7%
Adjusted EBITDA	136.8	121.6	12.5%
Adjusted EBITDA Margin	35.0%	34.4%	63 bps
Adjusted EBITDA Margin excluding Construction Services	39.6%	38.0%	160 bps
Net Debt to LTM EBITDA[1]	1.99	-	-

1 Data for LTM EBITDA as of March 31, 2017 is not available as CAAP started consolidating its results in 2H16.

Operating Performance

Passenger Traffic

During 1Q18, total passenger traffic rose 7.6% YoY to 19.6 million, principally driven by an 11.3% YoY increase in Argentina, which contributed with an additional 1.0 million passengers, along with growth in the majority of CAAP’s countries of operations. New routes and flights during the period, together with new airlines and positive economic conditions in the majority of CAAPs’ business segments, contributed to this performance. Passenger traffic in Brazil increased 2.4% YoY, or by 0.1 million passengers, supported by ongoing signs of economic recovery. Peru contributed with a 0.1 million passenger increase, up 16.9% YoY, mainly as a result of new frequencies and promotions by low cost airlines driving competition and higher demand, underscored by the overall economic improvement in the country. Passenger traffic in Uruguay rose 7.8% YoY, benefitting from the Easter Holiday shift which this year fell in March while last year it fell in April. In Ecuador, traffic growth recovered further posting a 0.5% YoY decline, compared with a 7.0% YoY decline in 4Q17, as Air Europa and LATAM continue to absorb passenger traffic following the discontinuation of Iberia´s and TAME flights in the country.

Domestic passengers, which represented 53.8% of total traffic during 1Q18, increased 5.2% YoY principally due to 9.1% growth in Argentina which contributed with 0.5 million additional passengers. International passengers, which accounted for 34.3% of total traffic, increased 7.0% in the period mainly driven by increases of 8.8% and 8.7% in Argentina and Uruguay, respectively.

Cargo Volume

Cargo volume increased 14.3% YoY in 1Q18 reaching 98.6 thousand tons, mainly reflecting growth of 22.7% in Argentina which added 11.2 thousand tons. Brazil, Uruguay and Ecuador added 1.5, 0.7 and 0.5 thousand tons each, driven by improved macroeconomic conditions in the region. By contrast, this was partially offset by lower cargo volume in Armenia.

Aircraft Movements

During 1Q18, total aircraft movements increased 4.0% YoY to 213.4 thousand, mainly reflecting growth of 8.7% in Argentina and 19.1% in Peru, which contributed with 9.1 and 1.2 thousand aircraft movements, respectively. Growth in Argentina resulted from the addition of new airlines, routes and frequencies along with economic growth. The increase in aircraft movements in Peru was driven by additional frequencies and airline promotions, as explained above.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 16 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements
	1Q18	1Q17	% Var
Domestic Passengers (in millions)	10.6	10.1	5.2%
International Passengers (in millions)	6.7	6.3	7.0%
Transit Passengers (in millions) (1)	2.3	1.9	22.2%
Total Passengers (in millions)	19.6	18.3	7.6%
Cargo Volume (in thousands of tons)	98.6	86.2	14.3%
Total Aircraft Movements (in thousands)	213.4	205.2	4.0%

(1)	Transit traffic figures in 2018 are not comparable to 2017 as transit traffic at Aeroparque airport in Argentina was recorded within international and domestic traffic. Starting April 2017, transit traffic at this airport is shown separately.

Passenger Traffic Breakdown				Cargo			Aircraft Movements
Country	1Q18	1Q17	% Var.	1Q18	1Q17	% Var.	1Q18	1Q17	% Var.
	(in millions)	(in millions)		(in thousands of tons)	(in thousands of tons)		(in thousands)	(in thousands)
Argentina	10.2	9.2	11.3%	60.4	49.2	22.7%	113.4	104.4	8.7%
Italy	1.4	1.4	2.0%	2.7	2.7	-3.3%	13.9	14.1	-1.3%
Brazil	5.0	4.8	2.4%	14.1	12.6	11.9%	44.8	45.4	-1.5%
Uruguay	0.7	0.6	7.8%	6.8	6.1	11.6%	10.9	10.3	6.5%
Ecuador (1)	1.0	1.0	-0.5%	10.0	9.6	4.7%	18.0	20.3	-11.3%
Armenia	0.5	0.5	9.9%	3.5	4.9	-28.6%	4.9	4.4	10.5%
Peru (2)	0.8	0.7	16.9%	1.2	1.1	2.6%	7.5	6.3	19.1%
TOTAL	19.6	18.3	7.6%	98.6	86.2	14.3%	213.4	205.2	4.0%

1)	CAAP owns 99.9% of ECOGAL which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, the ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.
2)	CAAP owns 50.0% of AAP and accounts for its results by the equity method. However, 100% of AAP’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for AAP Airports, the five airports CAAP operates in Peru, and ECOGAL which operates the Galapagos Airport in Ecuador, are accounted for under the equity method.

Revenues

Revenues increased 10.5% YoY, to $390.9 million in 1Q18, principally reflecting increases of 10.4%, or $23.3 million, in Argentina and 20.6%, or $5.4 million, in Italy and further supported by revenue growth in Armenia and Uruguay. Argentina, Uruguay and Armenia benefited from higher passenger traffic. Uruguay also benefited from higher passenger tariffs and improved commercial contracts. Higher fuel demand and prices and the appreciation of the Euro against the US dollar also supported revenue growth in Armenia. In Italy, revenues increased 20.6% YoY partially benefitting from a $4.9 million one-time recognition of the CPI inflationary effect on airport fees at Florence airport from 1999 through 2008 by the Ministry of Economy and Finance. This was partially offset by the reclassification of marketing support expenses in Italy related to the change in an advertising agreement, which starting 1Q18 are recorded under Other Revenues, instead of SG&A. Excluding this one-time effect on airport fees, revenues in Italy would have increased 2.3% YoY, mainly reflecting the appreciation of the Euro against the US dollar. Revenues in Brazil were up 0.6%, negatively impacted by the depreciation of the Real against the US dollar, while local currency revenues benefited from the recovery in passenger traffic resulting from the improved economic environment. In Ecuador, revenues fell 0.9% principally reflecting lower passenger traffic.

Excluding construction services and one-time items, revenues would have risen 6.4% YoY to $339.3 million.

Revenues by Segment (in US$ million)
Country	1Q18	1Q17	% Var.
Argentina	248.3	224.9	10.4%
Italy	31.7	26.3	20.6%
Brazil	32.0	31.9	0.6%
Uruguay	34.8	31.0	12.2%
Ecuador (1)	21.5	21.7	-0.9%
Armenia	21.7	17.0	27.5%
Unallocated	0.8	0.8	1.0%
Total consolidated revenue (2)	390.9	353.7	10.5%
1	Only includes Guayaquil Airport.
2	Excluding IFRIC12 and one-time items, 1Q18 revenue increased 5.5% YoY in Argentina, 6.6% in Italy, 13.1% in Uruguay and 25.0% in Armenia.

Revenue Breakdown (in US$ million)
	1Q18	1Q17	% Var.
Aeronautical Revenue	204.8	187.1	9.5%
Non-aeronautical Revenue	186.1	166.6	11.7%
Commercial revenue	137.2	131.6	4.3%
Construction service revenue (1)	46.6	34.6	34.8%
Other revenue	2.3	0.4	435.5%
Total Consolidated Revenue	390.9	353.7	10.5%
Total Revenue excluding IFRIC12 (2)	344.3	319.1	7.9%
1	Construction service revenue equals the construction or upgrade costs plus a reasonable margin.
2	Excludes construction services revenues.

Aeronautical revenue, derived from the use of airport facilities by aircrafts and passengers, accounted for 52.4% of total revenues, and increased 9.5% YoY to $204.8 million. Argentina, Uruguay and Armenia were the main drivers of aeronautical revenue growth, contributing with $10.3 million, $3.4 million and $1.6 million, respectively and resulting mainly from increases in passenger traffic of 11.3%, 7.8% and 9.9%, respectively. Uruguay also benefitted from higher tariffs, while in Armenia and Italy revenues were positively impacted by the appreciation of the Euro against the US dollar. Revenues in Brazil were negatively impacted by the depreciation of the Real against the US dollar, partially offsetting the 2.4% YoY increase in traffic.

Non-Aeronautical revenues rose 11.7% YoY to $186.1 million, mainly reflecting:

▪	A 4.3%, or $5.6 million, increase in Commercial Revenues reaching $137.2 million mainly as a result of growth of $2.7 million in Armenia reflecting an increase in fuel demand and prices. This was further supported by a $1.7 million increase in commercial revenues in Italy due to new advertising and ground transportation contracts, along with a redesigned VIP lounge, further supported by the appreciation of the Euro against the US dollar;

▪	A 34.8%, or $12.0 million, increase in Construction Services revenues resulting from higher capital expenditures during the period; particularly $44.5 million invested across airports in Argentina, particularly in Ezeiza, Aeroparque, Comodoro Rivadavia, El Palomar and Iguazú airports; and

▪	A 435.5%, or $1.8 million, increase in Other Revenue to $2.3 million mainly as a result of a $4.9 million one-time recognition of the CPI inflationary effect on airport fees at Florence airport from 1999 through 2008 by the Ministry of Economy and Finance. This one-time gain was partially offset by a $3.0 million reclassification of marketing support expenses in Italy related to the change in an advertising agreement, which starting in 1Q18 are recorded under Other Revenues, instead of SG&A.

Excluding construction services revenues and the one-time item discussed above, non-aeronautical revenues would have increased 2.0% YoY to $134.5 million.

Consolidated Operating Costs and Expenses

During 1Q18, Consolidated Operating Costs and Expenses increased 8.7% YoY to $286.4 million, mainly due to higher Construction service costs, fuel costs included in Cost of services and higher SG&A in the quarter.

Cost of Services rose 9.8%, or $21.6 million, during 4Q17 to $241.1 million, reflecting the following increases:

▪	A 34.8%, or $11.9 million, in construction service costs, principally reflecting higher capex in Argentina;
▪	A 15.1%, or $4.3 million increase in other cost of services, mainly reflecting higher cost of fuel in Armenia;
▪	A 4.7%, or $2.3 million, in salaries principally reflecting collective wage agreements in Brazil and the appreciation of the Euro against the US dollar in Italy;
▪	A 4.6%, or $1.6 million, from higher maintenance expenses in Argentina, as a result of YoY inflation

Excluding Construction service costs, consolidated cost of services would have increased 5.2% YoY, or by $9.7 million, to $194.9 million.

Selling, General and Administrative Expenses (“SG&A”) rose 1.2% YoY, or $0.5 million, to $44.0 million in 1Q18. Excluding a one-time charge of $0.8 million in 1Q18 in connection with Initial Public Offering expenses, SG&A would have decreased 0.6% YoY to $43.3 million in 1Q18. Lower SG&A was principally the result of a reclassification of marketing support expenses in connection with the change in an advertising agreement as discussed above. In 1Q17, marketing support expenses for an approximately similar amount were reported under SG&A expenses. This was partially offset by a $1.1 million increase in SG&A due to higher professional fees as a result of being a publicly-traded company and a $0.8 increase in Brazil, mainly due to larger bad debt provisions and higher professional services fees.

Excluding IFRIC12 and the one-time item reported in 1Q18 in SG&A, as explained above, Consolidated Operating Costs and Expenses would have increased 4.5% YoY to $239.4 million in 1Q18 from $229.1 million in 1Q17.

Consolidated Operating Costs and Expenses (in US$ million)
	1Q18	1Q17	% Var.
Cost of Services	241.1	219.5	9.8%
Salaries and social security contributions	51.5	49.2	4.7%
Concession fees	48.9	47.9	2.1%
Construction service cost	46.2	34.3	34.8%
Maintenance expenses	36.5	34.9	4.6%
Amortization and depreciation	25.0	24.6	1.5%
Other	33.0	28.6	15.1%
Cost of Services Excluding Construction Costs	194.9	185.3	5.2%
Selling, general and administrative expenses	44.0	43.5	1.2%
Other expenses	1.2	0.3	268.1%
Total Costs and Expenses	286.4	263.4	8.7%
Total Costs and Expenses Excluding Construction Service Costs	240.2	229.1	4.8%

Adjusted EBITDA

Adjusted EBITDA for the first quarter of 2018 rose 12.5% YoY to $136.8 million, with Adjusted EBITDA margin expanding by 63 bps to 35.0%, from 34.4% in the year-ago quarter. Excluding Construction service revenue, Adjusted EBITDA margin would have increased 160 bps to 39.6%, from 38.0% in 1Q17.

Adjusted EBITDA in 1Q18 was impacted by the following one-time items:

▪	$4.9 million in “Other Revenues” due to the recognition by the Ministry of Economy and Finance of the CPI inflationary effect on airport fees at Florence Airport in Italy in the period 1999-2008; and

▪	$0.8 million in initial public offering expenses reported under “SG&A”.

Excluding the two one-time items in 1Q18, as explained above, and excluding Construction service revenues and costs, Adjusted EBITDA would have increased 9.1%, or $11.1 million, to $132.2 million. Adjusted EBITDA margin ex-IFRIC and excluding one-time items would have increased 98 bps to 39.0% in 1Q18. This was principally driven by Argentina as a result of the 11.3% growth in passenger traffic in the period and further supported by Armenia and Uruguay.

Adjusted EBITDA Reconciliation to Income for the Period (in US$ million)
	1Q18	1Q17	% Var
Income for the Period	26.3	34.8	-24.3%
Financial Income	-13.9	-30.7	-54.8%
Financial Loss	85.8	79.5	8.0%
Income Tax Expense	11.5	11.6	-0.8%
Amortization and Depreciation	27.1	26.5	2.3%
Adjusted EBITDA	136.8	121.6	12.5%
Adjusted EBITDA Margin	35.0%	34.4%	63 bps
Adjusted EBITDA Margin excluding Construction Services	39.6%	38.0%	160 bps

Financial Income and Loss

CAAP reported a Net financial loss of $71.9 million in the first quarter of 2018 compared to $48.7 million in 1Q17. Financial income declined 54.8%, or $16.8 million, to 13.9 million primarily due to a decrease in interest income relating to trust funds in Argentina. During 1Q18, CAAP reported a financial loss of $85.8 million, up 8.0% from $79.5 million in the year-ago quarter, primarily reflecting higher foreign exchange transaction expenses in Argentina, in connection with the $400M AA2000 bond. By contrast, interest expenses fell 38.4% YoY, or $16.2 million, primarily reflecting costs incurred in the redemption of the $300M AA2000 bond in 1Q17. A lower liability for Brazilian concessions, as a result of the impact of lower inflation on the net present value of future concession fee payments in Brazil, also contributed to mitigate the financial loss.

Financial Income and Loss (in US$ million)
	1Q18	1Q17	% Var
Financial Income	13.9	30.7	-54.8%
Financial Loss	85.8	79.5	8.0%
Interest Expenses	25.9	42.1	-38.4%
Foreign exchange transaction expenses	32.6	10.3	216.5%
Changes in liability for Brazilian concessions	21.6	26.0	-16.9%
Other expenses	5.6	1.1	426.7%
Financial Loss, Net	71.9	48.7	47.5%

Income Tax Expense

Income Taxes for 1Q18 fell 0.8% YoY to $11.5 million, mainly due to the combination of: i) the reduction in the deferred income tax in Argentina, as a consequence of recent tax reform which reduced the income tax rate from 35% to 30% in 2018 and 2019, and to 25% thereafter; ii) a reduction in Armenia´s deferred income charge due to the change in their tax code which dictates that amortization and depreciation of non-current assets must be calculated using straight-line depreciation method, as opposed to the pooling method based on a predetermined maximum amortization rate used before; iii) an increase in current taxes in Uruguay as a consequence of having used up accumulated fiscal losses; and iv) an increase in current tax in Italy as a result of higher income before taxes.

Net Income/Loss and Net Income Attributable to Owners of the Parent

During 1Q18, CAAP reported Net Income for the Period of $26.3 million compared to $34.8 million in 1Q17. Higher operating results reported in the 1Q18 as compared to 1Q17 were more than offset by higher net financial losses as disclosed above, which, together with a higher effective tax rate due to the variations in income tax expense as explained above, resulted in a $8.4 decrease in net income for the period.

Excluding the one-time items in 1Q18 as discussed in the “Adjusted EBITDA” section, the Company would have reported Net Income of $22.1 million in 1Q18 compared to $34.6 million in 1Q17; a 36.1% decrease.

During 1Q18, the Company reported a Net Income Attributable to Owners of the Parent of $26.5 million and earnings per common share of $0.17, compared with a Net Income Attributable to Owners of the Parent of $32.5 million in 1Q17 equivalent to earnings per common share of $0.22 for the same period last year.

Consolidated Financial Position

As of March 31, 2018, cash and cash equivalents amounted to $275.7 million, a 36.5% decrease from $434.5 million at March 31, 2017. Total Debt at the close of the quarter decreased to $1,225.2 million, from $1,486.4 million in December 31, 2017, principally reflecting loans repaid by our Brazilian subsidiaries and by CAAP ($290 million and $97.7 million, respectively). CAAP also obtained $174.3 million in new loans during 1Q18, primarily consisting of a $98.4 million loan to its Brazilian subsidiaries to repay short-term debt, and Notes issued by the Italian intermediate holding company for $71.8 million, to refinance its $61.4 million Notes due 2019. A total of $692.3 million, or 56.5% of total debt is denominated in U.S. dollars, while 28.2% is denominated in Reais, 15.2% in Euros and 0.1% in Argentine pesos.

The Net Debt to LTM EBITDA ratio stood at 1.99x at the end of 1Q18, compared with Net Debt to LTM EBITDA of 2.74x as of December 31, 2017.

Consolidated Debt Indicators (in US$ million)
	As of March 31, 2018	As of December 31, 2017
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1]	2.57x	3.22x
Total Net Debt / LTM Adjusted EBITDA (Times) [2]	1.99x	2.74x
Total Debt	1,225.2	1486.4
Short-Term Debt	79.0	372.8
Long-Term Debt	1,146.2	1,113.7
Cash & Cash Equivalents	275.7	221.6
Total Net Debt[3]	949.5	1,264.8
1	The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.
2	The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.
3	The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

CAPEX

During 1Q18, CAAP made capital expenditures totaling $49.9 million, a 27.7% increase from $39.1 million in 1Q17.

The most significant investments in 1Q18 include:

▪	$44.5 million invested in Argentina primarily for the construction of a new terminal building and improvements to the runway and boarding area at Ezeiza Airport, the remodeling of the terminal at Aeroparque Airport, the construction of a new terminal building and the expansion of the parking at Comodoro Rivadavia Airport, runway improvements and parking expansion at Iguazú Airport and the remodeling of the terminal at El Palomar Airport;
▪	$2.3 million invested in Italy, primarily on terminal reconfigurations for higher capacity and Master plan development in Florence Airport; and
▪	$1.4 million invested in Brazil, primarily from engineering projects and for the completion of the new firefighting system in Brasilia Airport and the repair of the glass facade at Natal Airport.

Review of Segment Results

Argentina

Argentina represented 63.5% of the Company’s 1Q18 consolidated revenues and 68.0% of its Adjusted EBITDA. CAAP operates 37 airports in Argentina, including the country’s two largest airports, Aeroparque and Ezeiza, with approximately 3.7 million and 2.8 million passengers in 1Q18, respectively. The Company’s main concession in Argentina, AA2000, accounted for approximately 9.9 million passengers, or 50.5%, of CAAP’s 19.6 million total passengers worldwide served during the quarter and over 90% of total passenger traffic in Argentina.

	1Q18	1Q17	% Var
OPERATING STATISTICS
Domestic Passengers (in millions)	5.9	5.4	9.1%
International Passengers (in millions)	3.9	3.6	8.8%
Transit Passengers (in millions)	0.4	0.2	147.4%
Total Passengers (in millions)	10.2	9.2	11.3%
Cargo Volume (in thousands of tons)	60.4	49.2	22.7%
Total Aircraft Movements (in thousands)	113.4	104.4	8.7%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	122.1	111.8	9.2%
Non-aeronautical revenue	126.2	113.1	11.6%
Commercial revenue	81.7	81.4	0.3%
Construction service revenue	44.5	31.7	40.3%
Other revenue	0.0	0.0	-
Total Revenue	248.3	224.9	10.4%
Total Revenue Excluding IFRIC12(1)	203.8	193.2	5.5%
Cost of Services	144.8	129.8	11.6%
Selling, general and administrative expenses	22.1	22.7	-2.7%
Other expenses	0.3	0.1	109.9%
Total Costs and Expenses	167.2	152.6	9.6%
Total Costs and Expenses Excluding IFRIC12(2)	122.8	120.9	1.5%
Adjusted Segment EBITDA	93.0	84.9	9.6%
Adjusted Segment EBITDA Mg	37.5%	37.7%	-28 bps
Adjusted EBITDA Margin excluding IFRIC 12(3)	45.6%	43.9%	170 bps
Capex	44.5	31.8	40.0%
1	Excludes construction services revenues.
2	Excludes construction services costs.
3	Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Passenger Traffic in Argentina rose 11.3% YoY in 1Q18. Traffic growth was mainly driven by increases of 10% at Aeroparque, 27% at Cordoba and 5% at Ezeiza airports. This performance was further supported by positive contributions from the majority of CAAP’s regional airports in Argentina. 1Q18 transit traffic figures are not comparable YoY as transit traffic at Aeroparque Airport in Argentina during and before April 2017 was reported within international and domestic traffic. Starting April 2017, transit traffic at this airport is shown separately. Furthermore, cargo volume was up 22.7% while total aircraft movements increased 8.7% during the period.

Revenues were up 10.4% YoY, or $23.3 million, reaching $248.3 million in 1Q18, mainly reflecting increases of 40.3%, or $12.8 million, in construction service revenue resulting from higher capital expenditures and 9.2%, or $10.3 million in aeronautical revenue, directly related to the 11.3% increase in passenger traffic.

Excluding construction service revenue, total Argentina revenue in 1Q18 increased 5.5% YoY to $203.8 million.

Cost of services rose 11.6% YoY, or by $15.1 million, to $144.8 million, primarily due to a $12.8 million increase in construction costs reflecting higher capex during the quarter. Concession fees were up 5.2%, or $1.5 million, as a result of increased revenues, mainly due to higher passenger traffic.

SG&A declined by 2.7% YoY, or $0.6 million, to $22.1 million in 1Q18, mainly due to higher cost dilution as a result of the depreciation of the Argentine peso against the US dollar.

Adjusted Segment EBITDA in Argentina increased 9.6%, or $8.1 million, to $93.0 million in 1Q18, with Adjusted Segment EBITDA margin reaching 37.5% in 1Q18 compared with 37.7% in 1Q17. Excluding construction services, however, Adjusted Segment EBITDA margin would have increased 170 basis points to 45.6%.

During 1Q18 CAAP made capital expenditures for $44.5 million, primarily for the construction of a new terminal building and improvements to the runway and boarding area at Ezeiza Airport, the remodeling of the terminal at Aeroparque Airport, the construction of a new terminal building and the expansion of the parking at Comodoro Rivadavia Airport, runway improvements and parking expansion at Iguazú Airport and the remodeling of the terminal at El Palomar Airport.

Italy

Italy represented 8.1% of the Company’s consolidated 1Q18 revenues and 4.8% of its adjusted EBITDA. CAAP operates two airports in Italy, Aeroporto Galileo Galilei di Pisa (“Pisa Airport”) and Aeroporto di Firenze (“Florence Airport”), with approximately 0.9 million and 0.5 million passengers in 1Q18, respectively.

	1Q18	1Q17	% Var
OPERATING STATISTICS
Domestic Passengers (in millions)	0.4	0.4	3.1%
International Passengers (in millions)	1.0	1.0	1.6%
Transit Passengers (in millions)	0.0	0.0	-1.9%
Total Passengers (in millions)	1.4	1.4	2.0%
Cargo Volume (in thousands of tons)	2.7	2.7	-3.3%
Total Aircraft Movements (in thousands)	13.9	14.1	-1.3%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	20.5	17.7	15.8%
Non-aeronautical revenue	11.2	8.6	30.6%
Commercial revenue	7.4	5.7	30.6%
Construction service revenue	1.5	2.5	-38.4%
Other revenue	2.2	0.4	451.5%
Total Revenue	31.7	26.3	20.6%
Total Revenue Excluding IFRIC12(1)	30.2	23.8	26.8%
Cost of Services	24.8	21.3	16.3%
Selling, general and administrative expenses	3.3	5.7	-42.3%
Other expenses	0.0	0.0	-
Total Costs and Expenses	28.1	27.0	4.0%
Total Costs and Expenses Excluding IFRIC12(2)	26.9	24.8	8.6%
Adjusted Segment EBITDA	6.6	1.5	337.8%
Adjusted Segment EBITDA Mg	20.7%	5.7%	1501 bps
Adjusted EBITDA Margin excluding IFRIC 12(3)	20.5%	5.2%	1532 bps
Capex	2.3	3.0	-24.2%
1	Excludes construction services revenues.
2	Excludes construction services costs.
3	Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Passenger Traffic in Italy increased 2.0% YoY in 1Q18 driven by growth of 3.1% and 1.6% in domestic and international passengers, respectively. Cargo volume was down 3.3%, while total aircraft movements decreased by 1.3%.

Revenues in 1Q18 were up 20.6% YoY, or $5.4 million, to $31.7 million mainly reflecting the following increases:

•	15.8%, or $2.8 million, in aeronautical revenues from the appreciation of the Euro against the US dollar, although remaining stable in Euros.

•	30.6%, or $1.7 million, in commercial revenues driven by new advertising and ground transportation contracts along with higher revenues from the recently redesigned VIP lounge, further supported by the appreciation of the Euro against the US dollar.

•	451.5%, or $1.8 million, in other revenues reflecting a $4.9 million one-time recognition by the Ministry of Economy and Finance to account for the CPI inflation effect on airport fees at Florence airport for the period 1999-2008. This one-time gain was partially offset by a $3.0 million recognition of marketing support expenses in Italy, which starting in 1Q18 are recorded under Other Revenues, instead of SG&A.

Excluding construction service revenue, which dropped 38.4% YoY reflecting lower capital expenditures, and the above mentioned one-time event, revenues would have increased 6.6% YoY to $25.2 million.

Cost of services reached $24.8 million, up 16.3% YoY, or $3.5 million, mainly due to an increase in service fees, as a result of higher external services, porterage and security services, higher salaries and social security contributions corresponding to a 2% increase in employees. An increase of 40.4%, or $0.6 million, to $2.0 million in depreciation and amortization included in cost of services also contributed to higher cost of services. These increases were mitigated by lower construction service costs as a result of fewer investments in the period.

SG&A was $3.3 million in 1Q18, down 42.3%, or $2.4 million, mainly as a result of a reclassification of marketing support expenses related to the change in an advertising agreement, which starting in 1Q18 are recorded under Other Revenues, instead of SG&A. In 1Q18, marketing support expenses were $3.0 million.

Adjusted Segment EBITDA in Italy increased 337.8%, or $5.1 million, to $6.6 million in 1Q18, with Adjusted Segment EBITDA margin reaching 20.7% in 1Q18 as compared to 5.7% in 1Q17. Excluding construction services and the one-time items, Adjusted Segment EBITDA margin would have decreased 51 basis points to 4.2% from 4.7% in 1Q17.

During 1Q18 CAAP made capital expenditures for $2.3 million in Italy, primarily on terminal reconfigurations for higher capacity and Master plan development in Florence Airport.

Brazil

Brazil represented 8.2% of the Company’s consolidated 1Q18 revenues and 3.1% of its adjusted EBITDA. CAAP operates two airports in Brazil, Presidente Juscelino Kubitschek International Airport (“Brasilia Airport”) and Airport of São Gonçalo do Amarante (“Natal Airport”) with approximately 4.3 million and 0.7 million passengers in 1Q18, respectively.

	1Q18	1Q17	% Var
OPERATING STATISTICS
Domestic Passengers (in millions)	2.9	3.0	-3.9%
International Passengers (in millions)	0.2	0.1	17.1%
Transit Passengers (in millions)	1.9	1.7	12.1%
Total Passengers (in millions)	5.0	4.8	2.4%
Cargo Volume (in thousands of tons)	14.1	12.6	11.9%
Total Aircraft Movements (in thousands)	44.8	45.4	-1.5%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	16.7	16.7	0.1%
Non-aeronautical revenue	15.3	15.2	1.1%
Commercial revenue	15.3	15.2	1.1%
Other revenue	0.0	0.0	-
Total Revenue	32.0	31.9	0.6%
Cost of Services	28.3	28.9	-1.9%
Selling, general and administrative expenses	3.7	3.0	25.8%
Other expenses	0.1	0.0	-
Total Costs and Expenses	32.2	31.8	1.2%
Adjusted Segment EBITDA	4.2	4.2	-1.1%
Adjusted Segment EBITDA Mg	13.1%	13.3%	-22 bps
Capex	1.4	2.9	-53.4%

Note: This segment does not include the effects of IFRIC 12 with respect to the construction or improvements to concessioned assets.

Passenger Traffic in Brazil increased 2.4% YoY in 1Q18. Total passenger traffic Brasilia Airport, which represented 86.8% of traffic in Brazil increased 4.0%, signaling a recovery from the recession experienced in the country. Furthermore, cargo volume was up 11.9% as a result of the impact from improved macroeconomic conditions in the region, while total aircraft movements decreased 1.5% during the period.

Revenues in 1Q18 were up 0.6% YoY, or $0.2 million, to $32.0 million, principally due to an increase in aeronautical revenues derived from passenger traffic growth and higher commercial revenues due to a new contract for VIP lounge access. This was offset by the depreciation of the Brazilian real against the US dollar.

Cost of services declined 1.9%, or $0.5 million, to $28.3 million, mainly due to a decrease in $0.7 million in concession fees as a result of an adjustment in the concession fee in CAAP’s Brazilian airports in December 2017 resulting in an increase in the discount rate used to calculate this fee. This decrease was partially offset by a 9.6%, or $0.4 million, increase in salaries and social security contributions as a result of collective agreements, mainly focusing on the employee health plan.

SG&A was $3.7 million in 1Q18, an increase of 25.8%, or $0.8 million, mainly due to larger bad debt provisions and higher professional services fees.

Adjusted Segment EBITDA in Brazil remained stable at $4.2 million in 1Q18, with Adjusted Segment EBITDA margin down 22 basis points to 13.1% mainly due to the depreciation of the Brazilian real against the US dollar, which offset the increase in revenues during the period.

During 1Q18 CAAP made capital expenditures of $1.4 million, primarily from infrastructure engineering projects and for the completion of the new firefighting system in Brasilia Airport and the repair of the glass facade at Natal Airport.

Key events for the quarter

Corporación América Airports Completes Initial Public Offering

On February 1, 2018, the Company’s ordinary shares began trading on the New York Stock Exchange in the United States. A total of 28,571,429 shares were sold in the offering, including a secondary tranche of 16,666,667 shares and a primary tranche of 11,904,762 shares generating total net proceeds to the Company of approximately $195.6 million. The initial public offering price was $17 per share.

Corporación América Airports Purchases Additional 4.568% Stake in Toscana Aeroporti S.p.A.

On February 20, 2018, CAAP announced that Corporación America Italia S.p.A. (“CAI”), a wholly-owned subsidiary, entered into an agreement with Fondazione Pisa to purchase an additional 4.568% of the share capital of Toscana Aeroporti S.p.A., for a purchase price of €15.80 per share, equal to a total purchase price of €13,433,713. As a result of the acquisition, CAI now holds 55.698% of Toscana Aeroporti S.p.A.’s share capital.

Corporación América Airports Approves Contributions in Subsidiaries and Concludes Brazilian Refinancing Transactions

In March 2018, the Company’s subsidiaries in Brazil concluded the negotiations with BNDES and extended the interest-only period and the final maturity under the existing loan. In addition, CAAP obtained a new financing (from BNDES) to Inframérica Concessionária do Aeroporto de Brasilia S.A. (“ICAB”) in an amount equal to R$300 million under the same terms of the existing financing. Furthermore, CAAP has subscribed and paid for new issuance of shares by Inframérica Participacões S.A. (that in turn has subscribed and paid for new issuance of shares by ICAB) and Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. in an amount of R$148.3 million, or $46 million, and R$270 million, or $82.9 million, respectively. (Infraero has also subscribed and paid for new issuance of shares by ICAB, pro-rata to its stake i.e. 49% or R$ 142.1 million). A substantial portion of the foregoing proceeds were used to repay then existing indebtedness of these subsidiaries.

Subsequent Events

Corporación América Airports calls for its Annual General Shareholders Meeting

On April 30, 2018 Corporación América Airports announced it will hold its annual general meeting of shareholders on Wednesday, May 30, 2018, at 10:00 a.m. (Luxembourg time). The Meeting will be held at the Company’s registered office located at 4, rue de la Grève L-1643, Luxembourg. The record date for the determination of shareholders entitled to vote at the Meeting is April 17, 2018.

1Q18 EARNINGS CONFERENCE CALL

When:	10:00 a.m. Eastern time, May 23, 2018

Who:	Mr. Martín Eurnekian, Chief Executive Officer

Mr. Raúl Francos, Chief Financial Officer

Ms. Gimena Albanesi, Head of Investor Relations

Dial-in:	1-888-317-6016 (U.S. domestic); 1-412-317-6016 (international)

Webcast:	https://services.choruscall.com/links/caap180523.html

Replay:	Participants can access the replay through May 30, 2018 by dialing:

1-877-344-7529 (U.S. domestic) and 1-412-317-0088 (international). Replay ID: 10120561.

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA and Adjusted Segment EBITDA:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization. Adjusted EBITDA margin refers to Adjusted EBITDA as defined above divided by revenue.

Adjusted Segment EBITDA is defined, with respect to each segment, as income before financial income, financial loss, income tax expense, depreciation and amortization for such segment. Adjusted Segment EBITDA excludes certain items that are not considered part of Group´s core operating results; specifically, financial income, financial loss, income tax expense, depreciation and amortization are not allocated to Group´s reportable segments, except for the amortization of Brazil that is included in concession fees in cost of services, as it is related to the canon payed to Brazilian government for operating the airport concession in Brazil.

Adjusted EBITDA Margin Excluding IFRIC excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated by dividing Adjusted EBITDA, excluding construction service revenues and costs, by total revenues less construction services revenues.

Adjusted EBITDA is not a measure recognized under IFRS. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services, as shown on the table below.

Construction Services Revenues and Costs: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world based on the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2017, it served 76.6 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU, AMD or the PEN against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our Registration Statement on Form F-1 filed with the SEC for additional information concerning factors that could cause those differences.

Investor Relations Contact

Gimena Albanesi

Head of Investor Relations

Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411

— Operational & Financial Tables Follow —

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement
	1Q18	1Q17	% Var.
Argentina
Domestic Passengers (in millions)	5.9	5.4	9.1%
International Passengers (in millions)	3.9	3.6	8.8%
Transit passengers (in millions)	0.4	0.2	147.4%
Total passengers (in millions)	10.2	9.2	11.3%
Cargo volume (in thousands of tons)	60.4	49.2	22.7%
Aircraft movements (in thousands)	113.4	104.4	8.7%
Italy
Domestic Passengers (in millions)	0.4	0.4	3.1%
International Passengers (in millions)	1.0	1.0	1.6%
Transit passengers (in millions)	0.0	0.0	-1.9%
Total passengers (in millions)	1.4	1.4	2.0%
Cargo volume (in thousands of tons)	2.7	2.7	-3.3%
Aircraft movements (in thousands)	13.9	14.1	-1.3%
Brazil
Domestic Passengers (in millions)	2.9	3.0	-3.9%
International Passengers (in millions)	0.2	0.1	17.1%
Transit passengers (in millions)	1.9	1.7	12.1%
Total passengers (in millions)	5.0	4.8	2.4%
Cargo volume (in thousands of tons)	14.1	12.6	11.9%
Aircraft movements (in thousands)	44.8	45.4	-1.5%
Uruguay
Domestic Passengers (in millions)	0.0	0.0	9.0%
International Passengers (in millions)	0.7	0.6	8.7%
Transit passengers (in millions)	0.0	0.0	-55.7%
Total passengers (in millions)	0.7	0.6	7.8%
Cargo volume (in thousands of tons)	6.8	6.1	11.6%
Aircraft movements (in thousands)	10.9	10.3	6.5%
Ecuador(1)
Domestic Passengers (in millions)	0.6	0.6	3.1%
International Passengers (in millions)	0.4	0.5	-3.7%
Transit passengers (in millions)	0.0	0.0	-24.1%
Total passengers (in millions)	1.0	1.0	-0.5%
Cargo volume (in thousands of tons)	10.0	9.6	4.7%
Aircraft movements (in thousands)	18.0	20.3	-11.3%
Armenia
Domestic Passengers (in millions)	0.0	0.0	-
International Passengers (in millions)	0.5	0.5	9.9%
Transit passengers (in millions)	0.0	0.0	-
Total passengers (in millions)	0.5	0.5	9.9%
Cargo volume (in thousands of tons)	3.5	4.9	-28.6%
Aircraft movements (in thousands)	4.9	4.4	10.5%
Peru(2)
Domestic Passengers (in millions)	0.8	0.7	16.8%
International Passengers (in millions)	0.0	0.0	861.4%
Transit passengers (in millions)	0.0	0.0	-
Total passengers (in millions)	0.8	0.7	16.9%
Cargo volume (in thousands of tons)	1.2	1.1	2.6%
Aircraft movements (in thousands)	7.5	6.3	19.1%
(1)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.
(2)	AAP’s operational data included in this table, although its results of operations are not consolidated.

Revenue Breakdown (in US$ million)
	1Q18	1Q17	% Var.
Aeronautical Revenue	204.8	187.1	9.5%
Non-aeronautical revenue	186.1	166.6	11.7%
Commercial revenue	137.2	131.6	4.3%
Construction service revenue (1)	46.6	34.6	34.8%
Other revenue	2.3	0.4	435.5%
Total consolidated revenue	390.9	353.7	10.5%
Total Revenue excluding IFRIC12 (2)	344.3	319.1	7.9%
1	Construction service revenue equals the construction or upgrade costs plus a reasonable margin.
2	Excludes construction services revenues.

Aeronautical Revenue (in US$ million)
	1Q18	1Q17	% Var.
Aeronautical Revenue	204.8	187.1	9.5%
Passenger use fees	159.4	140.6	13.4%
Aircraft fees	33.6	29.1	15.5%
Other	11.80	17.4	-32.2%

Commercial Revenue Breakdown (in US$ million)
	1Q18	1Q17	% Var.
Commercial revenue	137.2	131.6	4.3%
Warehouse use fees	47.1	46.1	2.2%
Duty free shops	16.2	15.7	3.2%
Rental of space (including hangars)	8.7	8.4	3.6%
Parking facilities	10.5	10.1	4.0%
Fuel	11.2	8.5	31.8%
Food and beverage services	7.2	7.4	-2.7%
Advertising	5.0	5.5	-9.1%
Services and retail stores	4.4	4	10.0%
Catering	3.8	3.4	11.8%
VIP lounges	6.2	4.1	51.2%
Walkway services	2.5	3.8	-34.2%
Other	14.4	14.4	0.0%

Total Expenses Breakdown (in US$ million)
	1Q18	1Q17	% Var.
Cost of services	241.1	219.5	9.8%
Selling, general and administrative expenses	44.0	43.5	1.1%
Financial loss	85.8	79.5	7.9%
Other expenses	1.2	0.3	300.0%
Income tax expense	11.5	11.6	-0.9%
Total expenses	383.7	354.5	8.2%

Cost of Services (in US$ million)
	1Q18	1Q17	% Var.
Cost of Services	241.1	219.5	9.8%
Salaries and social security contributions	51.5	49.2	4.7%
Concession fees	48.9	47.9	2.1%
Construction service cost	46.2	34.3	34.7%
Maintenance expenses	36.5	34.9	4.6%
Amortization and depreciation	25.0	24.6	1.6%
Services and fees	13.6	13.0	4.6%
Cost of fuel	6.9	4.6	50.0%
Taxes	4.6	4.7	-2.1%
Office expenses	4.2	3.3	27.3%
Provision for maintenance cost	1.1	0.7	57.1%
Others	2.5	2.2	13.6%

Selling, General and Administrative Expenses (in US$ million)
	1Q18	1Q17	% Var.
SG&A	44.0	43.5	1.1%
Taxes	14.3	13.6	5.1%
Salaries and social security contributions	9.4	8.5	10.6%
Services and fees	10.5	11.9	-11.8%
Office expenses	2.3	3.1	-25.8%
Amortization and depreciation	2.1	1.8	16.7%
Maintenance expenses	1.1	1.0	10.0%
Advertising	0.5	0.8	-37.5%
Insurances	0.5	0.6	-16.7%
Charter services	0.2	0.2	0.0%
Bad debts recovery	-	-0.2	-
Bad debts	0.9	0.5	80.0%
Others	2.3	1.7	35.3%

Expenses by Segment (in US$ million)
Country	1Q18	1Q17	% Var.
Argentina	167.2	152.6	9.6%
Italy	28.1	27.0	4.1%
Brazil	32.2	31.8	1.3%
Uruguay	18.5	16.4	12.8%
Ecuador	16.5	16.9	-2.5%
Armenia	15.6	13.0	20.0%
Unallocated	8.3	5.6	41.3%
Total consolidated revenue (1) (2)	286.4	263.4	8.7%
(1)	Excludes income tax, financial loss, depreciation and amortization.
(2)	We account for the results of operations of ECOGAL and AAP using the equity method

Selected Income Statement Data (in US$ million)
	1Q18	1Q17	% Var.
Argentina
Total Revenue	248.3	224.9	10.4%
Total Revenue Excluding IFRIC12(1)	203.8	193.2	5.5%
Operating Income	86.0	77.1	11.6%
Adjusted Segment EBITDA	93.0	84.9	9.6%
Adjusted Segment EBITDA Mg	37.5%	37.7%	-28 bps
Adjusted EBITDA Margin excluding IFRIC 12(2)	45.6%	43.9%	170 bps
Italy
Total Revenue	31.7	26.3	20.6%
Total Revenue Excluding IFRIC12(1)	30.2	23.8	26.8%
Operating Income	3.6	-0.7	-589.8%
Adjusted Segment EBITDA	6.6	1.5	337.8%
Adjusted Segment EBITDA Mg	20.7%	5.7%	1501 bps
Adjusted EBITDA Margin excluding IFRIC 12(2)	20.5%	5.2%	1532 bps
Brazil
Total Revenue	32.0	31.9	0.6%
Operating Income	-0.2	0.0	-866.7%
Adjusted segment EBITDA	4.2	4.2	-1.1%
Adjusted Segment EBITDA Mg	13.1%	13.3%	-22 bps
Uruguay
Total Revenue	34.8	31.0	12.2%
Total Revenue Excluding IFRIC12(1)	34.7	30.7	13.1%
Operating Income	15.7	14.3	9.9%
Adjusted Segment EBITDA	19.3	17.8	8.7%
Adjusted Segment EBITDA Mg	55.5%	57.3%	-182 bps
Adjusted EBITDA Margin excluding IFRIC 12(2)	55.3%	56.8%	-149 bps
Ecuador
Total Revenue	21.5	21.7	-0.9%
Operating Income	5.1	4.8	5.0%
Adjusted segment EBITDA	6.9	6.7	4.0%
Adjusted Segment EBITDA Mg	32.2%	30.7%	151 bps
Armenia
Total Revenue	21.7	17.0	27.5%
Total Revenue Excluding IFRIC12(1)	21.2	17.0	25.0%
Operating Income	6.1	4.0	53.2%
Adjusted Segment EBITDA	9.1	6.8	33.3%
Adjusted Segment EBITDA Mg	42.0%	40.2%	182 bps
Adjusted EBITDA Margin excluding IFRIC 12(2)	38.8%	37.7%	112 bps
Unallocated
Total revenue	0.8	0.8	1.0%
Operating income	-6.9	-4.4	57.8%
Adjusted segment EBITDA	-2.5	-0.4	545.4%
Adjusted Segment EBITDA Mg	N/A	N/A	N/A
1	Excludes construction services revenues.
2	Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements
	Domestic Passenger Traffic			International Passenger Traffic			Transit Passengers (2)			Total Passenger Traffic			Cargo volume (in tons)			Aircraft movements
	YTD'18	YTD'17	% Var.	YTD'18	YTD'17	% Var.	YTD'18	YTD'17	% Var.	YTD'18	YTD'17	% Var.	YTD'18	YTD'17	% Var.	YTD'18	YTD'17	% Var.
Argentina
Aeroparque	2,559	2,530	1%	875	823	6%	250	0	-	3,683	3,353	10%	515	346	49%	34,123	32,788	4%
Bariloche	359	323	11%	7	0	2589%	7	4	60%	373	328	14%	60	143	-58%	3,464	3,252	7%
Catamarca	14	13	5%	0	0	-	1	3	-57%	15	16	-5%	31	39	-20%	561	442	27%
C. Rivadavia	157	139	13%	0	0	500%	0	3	-94%	157	141	11%	391	152	157%	2,432	1,920	27%
Córdoba	543	424	28%	296	237	25%	35	25	37%	874	687	27%	359	309	16%	8,204	6,724	22%
El Palomar (1)	26	0	-	0	0	-	0	0	-	26	0	-	0	0	-	311	0	-
Esquel	15	15	4%	0	0	-	0	0	-62%	15	15	4%	0	0	-	228	228	0%
Ezeiza	219	210	4%	2,533	2,405	5%	56	51	9%	2,807	2,666	5%	56,787	46,112	23%	18,517	17,243	7%
Formosa	27	25	9%	0	0	-56%	0	0	-100%	27	25	8%	45	30	51%	472	473	0%
General Pico	1	1	-12%	0	0	-	0	0	33%	1	1	-12%	0	0	-	1,296	650	99%
Iguazú	298	267	12%	0	0	-82%	0	0	-81%	298	268	11%	0	0	-	2,613	2,450	7%
Jujuy	83	60	38%	2	2	-10%	0	0	-43%	85	63	35%	29	29	0%	1,077	1,084	-1%
La Rioja	14	16	-9%	0	0	-	1	3	-64%	15	18	-17%	39	40	-4%	426	502	-15%
Malargüe	0	0	106%	0	0	-	0	0	-	0	0	106%	0	0	-	56	47	19%
Mar del Plata	162	100	61%	0	0	27%	3	0	1963%	165	101	64%	58	46	26%	3,365	2,029	66%
Mendoza	302	273	11%	138	110	25%	2	24	-92%	442	407	9%	363	408	-11%	4,726	4,508	5%
Parana	21	11	90%	0	0	84%	0	0	450%	21	11	90%	0	8	-100%	761	668	14%
Posadas	57	44	28%	0	0	-43%	0	0	-	57	44	29%	99	93	6%	786	819	-4%
Pto Madryn	24	38	-38%	0	0	-	1	2	-76%	24	41	-40%	0	17	-100%	207	509	-59%
Reconquista	0	1	-87%	0	0	-	0	0	-78%	0	1	-86%	0	0	-	354	658	-46%
Resistencia	60	51	18%	0	0	-89%	0	0	-69%	61	52	17%	86	71	21%	909	966	-6%
Río Cuarto	10	10	8%	0	0	-	0	0	-100%	10	10	3%	7	1	961%	230	468	-51%
Río Gallegos	58	66	-12%	0	0	183%	1	2	-39%	60	68	-13%	136	95	44%	1,000	1,140	-12%
Río Grande	42	39	9%	0	0	11%	0	0	1%	42	39	9%	61	80	-25%	698	915	-24%
Salta	256	236	8%	28	24	18%	2	9	-81%	286	270	6%	254	303	-16%	3,100	3,703	-16%
San Fernando	10	7	45%	7	5	31%	0	0	-	17	12	39%	0	0	-	11,588	8,835	31%
San Juan	46	43	6%	10	0	3219%	0	2	-100%	56	46	22%	0	158	-100%	615	710	-13%
San Luis	23	21	8%	0	0	-	0	0	-	23	21	8%	65	35	84%	495	363	36%
San Rafael	15	15	2%	0	0	-	0	0	-	15	15	2%	0	0	-	1,567	1,307	20%
Santa Rosa	12	10	12%	0	0	-	0	0	-9%	12	10	12%	0	5	-100%	754	1,090	-31%
Santiago del Estero	22	21	8%	0	0	-	0	0	-100%	22	21	8%	122	42	193%	516	406	27%
Tucumán	194	168	16%	22	1	3843%	3	0	3483%	219	169	30%	502	244	106%	2,311	1,827	26%
Viedma	8	8	-2%	0	0	-	0	2	-100%	8	10	-20%	0	0	-	201	288	-30%
Villa Mercedes	0	0	0%	0	0	-	0	0	800%	0	0	6%	0	0	-	130	372	-65%
Termas de Río Hondo	4	2	120%	0	0	-50%	0	0	-	4	2	120%	2	1	68%	76	94	-19%
Bahia Blanca	96	77	26%	0	0	-	7	0	2423%	103	77	35%	105	86	22%	1,588	1,068	49%
Neuquén	205	185	11%	9	0	40757%	9	19	-52%	223	204	9%	278	325	-14%	3,668	3,817	-4%
Total Argentina	5,941	5,448	9%	3,927	3,609	9%	378	153	147%	10,247	9,210	11%	60,392	49,220	23%	113,425	104,363	9%

Italy	0	0		0	0		0	0		0	0
Pisa	316	311	2%	561	572	-2%	0	0	1%	878	883	-1%	2,645	2,700	-2%	7,176	7,365	-3%
Florence	85	78	8%	435	409	6%	0	0	-100%	519	487	7%	11	46	-75%	6,709	6,707	0%
Total Italy	401	389	3%	996	981	2%	0	0	-2%	1,398	1,370	2%	2,657	2,746	-3%	13,885	14,072	-1%

Brazil	0	0		0	0		0	0		0	0
Brasilia	2,238	2,298	-3%	128	112	15%	1,943	1,733	12%	4,310	4,143	4%	10,013	9,096	10%	39,758	40,040	-1%
Natal	625	683	-8%	31	24	27%	0	0	-	656	707	-7%	4,070	3,491	17%	4,992	5,401	-8%
Total Brazil	2,863	2,981	-4%	159	136	17%	1,943	1,733	12%	4,966	4,850	2%	14,083	12,588	12%	44,750	45,441	-2%

Uruguay	0	0		0	0		0	0		0	0
Carrasco	0	0	-13%	560	535	5%	4	8	-56%	564	544	4%	6,756	6,055	12%	6,009	6,079	-1%
Punta del Este	0	0	49%	121	92	32%	0	0	-	121	92	32%	0	0	-	4,939	4,204	17%
Total Uruguay	0	0	9%	681	627	9%	4	8	-56%	685	635	8%	6,756	6,055	12%	10,948	10,283	6%

Ecuador	0	0		0	0		0	0		0	0
Guayaquil	426	429	-1%	443	460	-4%	17	22	-24%	886	911	-3%	8,815	8,228	7%	16,414	18,826	-13%
Galapagos	142	122	16%	0	0	-	0	0	-	142	122	16%	1,230	1,363	-10%	1,575	1,454	8%
Total Ecuador	569	552	3%	443	460	-4%	17	22	-24%	1,028	1,033	0%	10,045	9,591	5%	17,989	20,280	-11%

Armenia	0	0		0	0		0	0		0	0
Zvartnots	0	0	-	492	463	6%	0	0	-	492	463	6%	3,474	4,869	-29%	4,735	4,364	9%
Shirak	0	0	-	32	14	130%	0	0	-	32	14	130%	0	0	-	180	82	120%
Total Armenia	0	0	-	524	477	10%	0	0	-	524	477	10%	3,474	4,869	-29%	4,915	4,446	11%

Peru	0	0		0	0		0	0		0	0
Arequipa	444	349	27%	1	0	843%	0	0	-	445	349	27%	538	540	0%	3,639	2,872	27%
Juliaca	106	108	-2%	0	0	-	0	0	-	106	108	-2%	244	202	21%	974	1,020	-5%
Puerto Maldonado	73	62	18%	0	0	-	0	0	-	73	62	18%	178	192	-7%	966	799	21%
Tacna	114	106	7%	0	0	-	0	0	-	114	106	7%	201	194	3%	997	897	11%
Ayacucho	61	58	5%	0	0	-	0	0	-	61	58	5%	4	6	-32%	891	682	31%
Total Peru	798	683	17%	1	0	861%	0	0	-	799	683	17%	1,165	1,135	3%	7,467	6,270	19%
Total CAAP	10,573	10,053	5%	6,732	6,289	7%	2,342	1,917	22%	19,647	18,259	8%	98,571	86,203	14%	213,379	205,155	4%

1)	El Palomar commenced operations in February 2018
2)	Transit traffic figures in 2018 are not comparable to 2017 as transit traffic at Aeroparque airport in Argentina was recorded within international and domestic traffic. Starting April 2017, transit traffic at this airport is shown separate

Income Statement (in US$ thousands)
	1Q18	1Q17	% Var.
Continuing operations
Revenue	390,884	353,654	10.5%
Cost of services	-241,102	-219,528	9.8%
Gross profit	149,782	134,126	11.7%
Selling, general and administrative expenses	-44,033	-43,531	1.2%
Other operating income	5,078	4,904	3.5%
Other operating expense	-1,231	-335	268.1%
Operating income	109,596	95,164	15.2%
Share of income /(loss) in associates	130	-50	-358.7%
Income before financial results and income tax	109,726	95,114	15.4%
Financial income	13,887	30,719	-54.8%
Financial loss	-85,788	-79,465	8.0%
Income before income tax expense	37,825	46,368	-18.4%
Income tax expense	-11,518	-11,615	-0.8%
Income for the period	26,307	34,753	-24.3%
Attributable to:			-
Owners of the parent	26,495	32,457	-18.4%
Non-controlling interest	-188	2,296	-108.2%

Balance Sheet (in US$ thousands)
	Mar 31, 2018	Dec 31, 2017
ASSETS
Non-current assets
Intangible assets, net	2,797,696	2,818,354
Property, plant and equipment, net	75,244	74,483
Investments in associates	13,678	13,435
Other financial assets at amortized cost	-	2,500
Deferred tax assets	141,633	135,327
Other receivables	165,752	173,393
Trade receivables	4,254	4,244
Total non-current assets	3,198,257	3,221,736
Current assets
Inventories	8,115	8,564
Other financial assets at fair value through profit or loss	21,330	16,214
Other Financial assets at amortized cost	2,600	23,582
Other receivables	61,954	183,062
Current tax assets	5,690	4,621
Trade receivables	124,478	121,834
Cash and cash equivalents	275,750	221,601
Total Current assets	499,917	579,478
Total assets	3,698,174	3,801,214
EQUITY
Share capital	160,022	1,500,000
Share premium	180,486	-
Free distributable reserve	385,055	385,055
Non-distributable reserve	1,351,883	-
Currency translation adjustment	-237,928	-217,300
Legal reserves	2	2
Other reserves	-1,346,661	-1,344,008
Retained earnings	166,885	138,034
Total attributable to owners of the parent	659,744	461,783
Non-controlling interests	353,390	335,359
Total equity	1,013,134	797,142
LIABILITIES
Non-current liabilities
Borrowings	1,146,241	1,113,655
Deferred tax liabilities	147,574	148,301
Other liabilities	1,020,700	1,006,792
Trade payables	3,259	3,302
Total non-current liabilities	2,317,774	2,272,050
Current liabilities
Borrowings	78,971	372,790
Other liabilities	156,993	209,486
Current tax liabilities	26,951	21,934
Trade payables	104,351	127,812
Total current liabilities	367,266	732,022
Total liabilities	2,685,040	3,004,072
Total equity and liabilities	3,698,174	3,801,214

Statement of Cash Flows (in US$ thousands)
	Mar 31, 2018	Mar 31, 2017
Cash flows from operating activities
Income for the period	26,307	34,753
Adjustments for:
Amortization and depreciation	34,224	34,266
Deferred income tax	-13,700	-9,725
Income tax accrued	25,218	21,340
Share of income or loss in associates	-130	50
Loss on disposals of property, plant and equipment	-	3
Unpaid concession fees	22,337	21,689
Changes in liability for Brazil concessions	21,577	25,980
Interest expense	25,925	42,101
Other financial results, net	2,292	-18,891
Net foreign exchange	22,425	-636
Other accruals	3,689	1,923
Acquisition of Intangible assets	-44,170	-37,495
Income tax paid	-14,242	-3,244
Changes in working capital	-82,401	-85,836
Net cash provided by operating activities	29,351	26,278
Cash flows from investing activities
Cash contribution in associates	-13	-
Additional acquisitions in subsidiaries	-16,513	-
Acquisition of other financial assets	-5,816	-41
Disposals of other financial assets	23,590	15,009
Purchase of Property, plant and equipment	-1,749	-1,217
Acquisition of Intangible assets	-16	-160
Others	80	62
Net cash provided by/(used in) investing activities	-437	13,653
Cash flows from financing activities
Proceeds from cash contributions	43,703	3,810
Proceeds from borrowings	173,680	395,211
Initial Public Offering	195,601	-
Initial Public Offering expenses paid	-4,253	-
Release of guarantee deposits	92,913	-
Release of restricted cash	-	30,873
Loans paid	-452,686	-192,691
Interest paid	-17,332	-31,311
Dividend distribution	-2,632	-2,560
Net cash provided by financing activities	28,994	203,332

Increase in cash and cash equivalents	57,908	243,263

Movements in cash and cash equivalents
At the beginning of the period	221,601	182,116
Exchange rate (loss)/income on cash and cash equivalents	-3,760	9,101
Increase in cash and cash equivalents	57,908	243,263
At the end of the period	275,749	434,480

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